[redacted]

08025668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46579

SEC Mail Processing Section

FEB 21 2008

Washington, DC 104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KANE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10877 WILSHIRE BLVD., SUITE 1404
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90024-0098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL W. KANE 310/208-1166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL W. KANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KANE & COMPANY, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature MICHAEL W. KANE

PRESIDENT
Title

SEE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this

16TH day of FEBRUARY, 2008, by
Date / Month / Year

(1) GREGORY A. GOODYEAR,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Signature Georgia F. Shaw
Signature of Notary Public GEORGIA F. SHAW

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Document Date: 1/21/08 Number of Pages: 5

Signer(s) Other Than Named Above: MICHAEL W. KANE

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

KANE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2007

(With Independent Auditors' Report Thereon)

CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Kane & Company, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of Kane & Company, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Kane & Company, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Goodrich, Baron & Goodyear, LLP

Long Beach, California
January 21, 2008

KANE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents:		
Cash in bank		$ 46,000
Money market funds		495,321
Total cash and cash equivalents		541,321
Marketable securities, at market value		49,490
Prepaid income taxes		671
Prepaid insurance		700
CRD balance		638
Employee advance		1,186
Other prepaids		7,283
Property and equipment:		
Furniture and fixtures	$ 194,255	
Office equipment	323,699	
	517,954	
Accumulated depreciation	(403,413)	
Net property and equipment		114,541
Total assets		$ 715,830

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable		$ 27,902
Accrued interest payable		9,286
Liabilities subordinated to claims of general creditors		500,000
Total liabilities		537,188
Commitments		-
Stockholder's equity:		
Common stock, no par value per share; authorized, issued and outstanding – 100 shares	$ 10,000	
Additional paid-in capital	1,370,000	
Retained earnings (accumulated deficit)	(1,202,336)	
Total stockholder's equity		178,642
Total liabilities and stockholder's equity		$ 715,830

The accompanying notes are an integral part of this financial statement.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $100,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of fees for advisory services in connection with mergers and acquisitions as well as underwriting and consulting fees.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which is generally five years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

The Company's securities investments that are bought and held principally for selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the "Statement of Financial Condition" and the change in fair value during the period is included in net income.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

The Company elected S corporation status effective January 1, 1997. Earnings and losses after that date have been included in the personal income tax returns of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, with the exception of a 1-1/2% minimum California tax applied to the net income on all S-corporations.

(2) MONEY MARKET AND INVESTMENTS

Money market funds consist of certain mutual fund investments contained in an investment portfolio held by a banking institution where funds are swept into and out of the investment account from the checking account daily, as needed. All such funds are deemed cash equivalents as of December 31, 2007.

(3) MARKETABLE SECURITIES

Investment in securities at December 31, 2007, consists of trading securities comprised solely of common stock with a fair value of $49,490 and an original cost of $38,400.

(4) PENSION PLAN

The Company sponsors a simplified employee pension plan (SEP) that covers all employees who have been full-time for three years or longer. For 2007, there was no contribution accrued.

(5) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The principal stockholder of the Company has advanced funds totalling $500,000 to the broker/dealer under three "subordinated loan agreements for equity capital." The first agreement for $150,000 was originally dated December 29, 1995, and approved by the National Association of Securities Dealers, Inc. effective as of that date. This agreement has been renewed and now matures on December 31, 2009, and provides for interest at 6.11%. The second agreement for $200,000 is dated September 30, 2002, and also matures on December 31, 2009, providing for interest at 3.75%. The third agreement for $150,000 dated effective January 31, 2005, matures in December 31, 2009, and provides for interest at 3.75%. The interest for 2007 for all agreements amounted to $22,284.

(6) COMMITMENTS

The Company leases office space under an operating lease expiring February 28, 2011. Minimum future rentals under this lease for each year and in the aggregate are approximately as follows:

Year Ended December 31	Amount
2008	$ 177,000
2009	184,000
2010	191,000
Thereafter	33,000
Total lease obligation	$ 585,000

(7) PROVISION FOR INCOME TAXES

As discussed in Note 1, the Company has elected S-corporation tax status effective as of January 1, 1997. The net operating losses for the prior years have been carried forward to the current year to reduce the California minimum tax to $800.

The tax benefit of loss carryforwards for California tax purposes represent the only timing difference that affects the tax provision of the corporation. The effect of unused loss carryforwards to future periods referred to above is not material. Therefore, no deferred tax benefit has been provided for such carryforwards.

(8) NET CAPITAL

The Company is subject to a $100,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2007, the net capital was $536,247 which exceeded the required minimum capital by $436,247 and the aggregate indebtedness to net capital ratio was .07 to 1.

END